Exhibit 3.1

CERTIFICATE OF correction

TO THE

CERTIFICATE OF DESIGNATION

OF

SERIES G CONVERTIBLE PREFERRED STOCK

OF

NANOVIBRONIX, Inc.

Pursuant to Section 103 of the

General Corporation Law of the State of Delaware

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does herby certify:

FIRST. The name of the corporation is NanoVibronix, Inc. (the “Company” or the “Corporation”).

SECOND. That a Certificate of Designation of Series G Convertible Preferred Stock (the “Certificate of Designation”) was filed by the Secretary of State of Delaware on May 15, 2025, and said Certificate of Designation requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

THIRD. The inaccuracy or defect of the Certificate of Designation to be corrected is a typographical error in the definition of “Floor Price” in Section 1, whereby the Floor Price should have been stated to be “$1.91” and was instead stated as “$1.02”.

FOURTH. The definition of “Floor Price” in Section 1 is corrected in its entirety to read as follows (emphasis added):

“Floor Price” shall equal $1.91, which shall be 50% of the “Minimum Price” (as such term is defined in Rule 5635 of the Listing Rules of the Nasdaq Stock Market) on the date of the Underwriting Agreement (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) or, in any case, such lower amount as permitted, from time to time, by the Trading Market.”

FIFTH. All other provisions of the Certificate of Designation shall remain unchanged.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Correction as of the 8th day of July, 2025.

NANOIBRONIX, Inc.,
a Delaware corporation

By:	/s/ Doron Besser, M.D.
Name:	Doron Besser, M.D.
Title:	Chief Executive Officer

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